UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2023

 (Report No. 2)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On March 23, 2023, Brenmiller Energy Ltd., or the Company, issued a press release titled “Brenmiller Energy Ltd. Announces Voluntary Delisting from the Tel Aviv Stock Exchange” announcing its intention to voluntarily delist its ordinary shares, par value NIS 0.02 per share, or the Ordinary Shares, from trading on the Tel Aviv Stock Exchange, or the TASE.

The Company has requested that the TASE initiate the process to delist its Ordinary Shares. In accordance with applicable Israeli law and the rules of the TASE, the last day the Ordinary Shares will trade on the TASE will be June 22, 2023, and the Ordinary Shares will be delisted from the TASE on June 26, 2023. The Company’s Ordinary Shares will continue to be traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “BNRG.” The Company will continue to file public reports and make public disclosures in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and Nasdaq. The delisting in Israel will not affect the Company’s continued listing on Nasdaq in the United States and all Ordinary Shares now traded on the TASE may be transferred to Nasdaq.

A copy of the Company’s press release is furnished with this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Brenmiller Energy Ltd. Announces Voluntary Delisting from the Tel Aviv Stock Exchange.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: March 23, 2023	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer

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